SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934


                          Cypress Bioscience, Inc.
                              (Name of Issuer)


                  Common Stock, par value $.001 per share
                       (Title of Class of Securities)

                                2 232674 101
                               (CUSIP Number)


                  Paramount Capital Asset Management, Inc.
                       c/o Lindsay A. Rosenwald, M.D.
                             787 Seventh Avenue
                             New York, NY 10019
                               (212) 554-4300

                              with a copy to:

                           David R. Walner, Esq.
                  Paramount Capital Asset Management, Inc.
                             787 Seventh Avenue
                             New York, NY 10019
                               (212) 554-4372

    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                              October 18, 1996
          (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: o

     Check the following box if a fee is being paid with this Statement: o



CUSIP No. 2 232674 101                          13D


    1    NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (  )
                                                              (b)  (  )
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         OO (see Item 3 below)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                    (   )
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                              7    SOLE VOTING POWER
                                      None
             NUMBER OF
              SHARES          8    SHARED VOTING POWER
           BENEFICIALLY               2,367,134
             OWNED BY
               EACH           9    SOLE DISPOSITIVE POWER
             REPORTING                None
              PERSON
               WITH           10   SHARED DISPOSITIVE POWER
                                      2,367,134

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,367,134

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                    (   )

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5%

   14    TYPE OF REPORTING PERSON*
         CO



CUSIP No. 2 232674 101                             13D


    1    NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) (  )
                                                              (b) (  )
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         OO (see Item 3 below)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                  (   )

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                              7     SOLE VOTING POWER
                                       None
             NUMBER OF
              SHARES          8     SHARED VOTING POWER
           BENEFICIALLY                1,064,367
             OWNED BY
               EACH           9     SOLE DISPOSITIVE POWER
             REPORTING                 None
              PERSON
               WITH           10    SHARED DISPOSITIVE POWER
                                       1,064,367

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,064,367

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      (   )

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.4%

   14    TYPE OF REPORTING PERSON*
         PN



CUSIP No. 2 232674 101                             13D


    1   NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Aries Trust
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        OO (see Item 3 below)

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                             (   )

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

                              7   SOLE VOTING POWER
                                     None
             NUMBER OF
              SHARES          8   SHARED VOTING POWER
           BENEFICIALLY             1,302,767
             OWNED BY
               EACH           9   SOLE DISPOSITIVE POWER
             REPORTING                None
              PERSON
               WITH          10   SHARED DISPOSITIVE POWER
                                    1,302,767

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,302,767

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                    (   )

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.1%

   14   TYPE OF REPORTING PERSON*
        OO (see Item 2)



CUSIP No. 2 232674 101                            13D


    1    NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)   (   )
                                                               (b)   (   )
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         OO (see Item 3 below)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                      (   )

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                              7   SOLE VOTING POWER
                                     None
             NUMBER OF
              SHARES          8   SHARED VOTING POWER
           BENEFICIALLY              2,367,134
             OWNED BY
               EACH           9   SOLE DISPOSITIVE POWER
             REPORTING               None
              PERSON
               WITH          10   SHARED DISPOSITIVE POWER
                                     2,367,134

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,322,134

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      (  )

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.56%

   14    TYPE OF REPORTING PERSON*
         IN



Item 1. Security and Issuer.

        (a)    Common Stock, $.001 par value ("Shares")

               Cypress Bioscience, Inc. (the "Issuer")
               4350 Executive Drive, Suite 325
               San Diego, CA 92121
               (619) 452-2323

Item 2. Identity and Background.

        Names of Persons Filing:

        (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay A. Rosenwald (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

        (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 44th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

        (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,1 a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,2 a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,3 a Cayman Islands Trust.

        (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been con victed in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris diction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandat ing activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    Dr. Rosenwald is a citizen of the United States.

-------------------
   1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

   2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

   3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and direc tors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


Item 3.        Source and Amount of Funds or Other Consideration.

               As previously reported in the original statement on Schedule 13-D (the "Original Statement") filed by the Reporting Parties on January 22, 1996, in connection with their initial acquisition of shares of the Issuer, Aries Domestic used its general funds to effect its initial purchase of 894,666 shares of the Issuer for an approximate purchase price of $1,367,019 and Aries Trust used its general funds to effect its initial purchase of 896,666 shares for an approximate purchase price of $1,373,663. Since the date of the Original Statement, Aries Domestic and Aries Trust have used their general funds to effect certain purchases of the securities of the Issuer in open market transactions. On October 18, 1996, pursuant to a private placement, Aries Domestic used its general funds to effect an additional purchase of 75,000 newly issued shares and warrants to purchase 37,500 shares of the Issuer directly from the Issuer for an approximate purchase price of $150,000 and Aries Trust used its general funds to effect an additional purchase of 175,000 newly issued shares and warrants to purchase 87,500 shares of the Issuer directly from the Issuer for an approximate purchase price of $350,000.

Item 4.        Purpose of Transaction.

               The Reporting Parties acquired shares of Common Stock and Warrants of the Issuer as an investment in the Issuer.

               Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securi ties of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

               Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

               (a) As of October 18, 1996, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, benefi cially owned 2,367,134 shares or 7.5% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                          Amount Owned
                      Aries Domestic                     1,064,367 Shares
                      Aries Trust                        1,302,367 Shares

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

               (c) As set forth in Item 4, and as previously reported in the Original State ment, the Aries Trust and Aries Domestic purchased 375,000 shares of the Issuer on October 9, 1996, pursuant to a private placement. The following purchases were made by Aries Domestic in the open market in the sixty days prior to October 29, 1996:

                      10/17/96            3,000          2.375
                      10/21/96            1,500          2.438
                      10/22/96            3,000          2.438
                      10/28/96            4,500          2.188
                      10/29/96            1,500          2.188

                      The following purchases were made by Aries Trust in the open market in the sixty days prior to October 29, 1996:

                          Date      No. of Shares         Market Price
                          ----      -------------         ------------
                      10/17/96         6,000                2.375
                      10/21/96         3,500                2.438
                      10/22/96         8,000                2.438
                      10/28/96        10,500                2.188
                      10/29/96         3,500                2.188


                      Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

               (d) & (Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

               Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securi ties of the Issuer.


Item 7.        Material to be Filed as Exhibits:

Exhibit A  -   Copy of an Agreement between Dr. Rosenwald, Paramount
               Capital, Aries Domestic and Aries Trust to file this
               Statement on Schedule 13D on behalf of each of them.

Exhibit B  -   List of executive officers and directors of Paramount
               Capital and information called for by Items 2-6 of this statement relating to said officers and direc tors.

Exhibit C  -   List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and direc tors.

Exhibit D  -   List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.


                                 SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  October 18, 1996
        New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                         Lindsay A. Rosenwald, M.D.
                                         President


                                  ARIES DOMESTIC FUND
                                  By  Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:  October 18, 1996
        New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                         Lindsay A. Rosenwald, M.D.
                                         President


                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:  October 18, 1996
        New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                         Lindsay A. Rosenwald, M.D.
                                         President


Dated:  October 18, 1996
        New York, NY              By  /s/ Lindsay A. Rosenwald, M.D.
                                          Lindsay A. Rosenwald, M.D.